Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-255039) and Form S-8 (No. 333-235574, No. 333-219447, No. 333-188995, No. 333-167530, No. 333-165782, No. 333-158108, No. 333-151335, No. 333-141989, No. 333-135147, No. 333-123820, and No. 333-114051) of Ultra Clean Holdings, Inc. (the “Company”), of our report dated February 28, 2023, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses) appearing in this Annual Report on Form 10-K of the Company for the year ended December 30, 2022.

/s/ Moss Adams LLP

San Francisco, California

February 28, 2023